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Thomas J. Friedmann thomas.friedmann@dechert.com +1 617 728 7120 Direct +1 617 275 8389 Fax

October 8, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attention: Kenneth Ellington

Re:	Audax Credit BDC Inc.
Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2020
File Number: 814-01154

Dear Mr. Ellington:

On behalf of Audax Credit BDC Inc., a Delaware corporation (the “Company”), we hereby respond to the comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in a phone call between Mr. Kenneth Ellington of the Staff and Thomas J. Friedmann of Dechert LLP, outside counsel to the Company, on September 8, 2021 relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020.

For your convenience, the Staff’s comments are included in this letter, and each comment is followed by the Company’s response. The below responses will be reflected in the Company’s future filings with the SEC, as applicable.

1.	Comment: Payment in Kind (“PIK”) Bonds. Please ensure that the interest rate paid-in-kind is disclosed in the Schedule of Investments for all securities held by the Company with PIK income. See Footnote 4 to Article 12-12 of Regulation S-X.

Response: As requested, the Company will ensure that any interest paid-in-kind for all securities with PIK income held by the Company will be disclosed in the Schedule of Investments in future SEC filings for periods where any interest is paid-in-kind, as required by Footnote 4 to Article 12-12 of Regulation S-X.

October 8, 2021 Page 2

2.	Comment: For each security held by the Company that pays a combination of cash and PIK interest, please disclose both the cash and PIK interest rates in the security description or in a footnote to the Schedule of Investments. See AICPA Audit Risk Alert -- Investment Companies, 2013/2014.

Response: As requested, the Company will disclose both cash and PIK interest rates in the security description or in a footnote to the Schedule of Investments for each security held by the Company that pays a combination of cash and PIK interest in future SEC filings.

3.	Comment: Please ensure all the disclosures related to restricted securities required by Footnote 8 to Article 12-12 of Regulation SX, including acquisition dates, are included in future financial statements.

Response: Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company currently includes the following footnote disclosure in the Schedule of Investments in all its periodic reports: “All investments are exempt from registration under the Securities Act of 1933 (the “Securities Act”), and may be deemed to be “restricted securities” under the Securities Act.” As requested, the Company will ensure that all of the disclosures related to restricted securities required by Footnote 8 to Article 12-12 of Regulation S-X will also include acquisition dates in future SEC filings.

4.	Comment: The Company has identified in its Annual Report as a non-diversified company. However, it appears that the Company has been operating as a diversified company for more than three years. Confirm that the Company will receive shareholder approval prior to changing back to a non-diversified company. See 1940 Act Section 13a-1 and Rule 13a-1 thereunder.

Response: The Company acknowledges the Staff’s comment and recognizes that, as of December 31, 2020, the Company’s portfolio would meet the definition of “diversified” under Section 5 of the Investment Company Act of 1940, as amended (the “1940 Act”). Nevertheless, the Company maintains an investment policy that allows it to operate as non-diversified company, which also affords it the flexibility to operate as diversified company. In addition, the Company has included a risk factor in its latest Annual Report on Form 10-K (reproduced below for ease of reference with emphasis added) to provide additional disclosure regarding the Company’s ability to operate as a diversified or non-diversified company, notwithstanding that it is a non-diversified company.

“We are a non-diversified investment company within the meaning of the 1940 Act, and therefore we are not limited with respect to the proportion of our assets that may be invested in securities of a single issuer.

October 8, 2021 Page 3

We are classified as a non-diversified investment company within the meaning of the 1940 Act, which means that we are not limited by the 1940 Act with respect to the proportion of our assets that we may invest in securities of a single issuer. To the extent that we assume large positions in the securities of a small number of issuers, our net asset value may fluctuate to a greater extent than that of a diversified investment company as a result of changes in the financial condition or the market’s assessment of the issuer. We may also be more susceptible to any single economic or regulatory occurrence than a diversified investment company. Beyond our asset diversification requirements as a RIC under the Code, we do not have fixed guidelines for diversification, and our investments could be concentrated in relatively few portfolio companies. Although we are classified as a non-diversified investment company within the meaning of the 1940 Act, we maintain the flexibility to operate as a diversified investment company and have done so for an extended period of time. To the extent that we operate as a non-diversified investment company in the future, we may be subject to greater risk.”

In addition, we note that Section 13(a)(1) of the 1940 Act does not apply to business development companies and, accordingly, no stockholder vote is required for the Company to change its status from a diversified company to a non-diversified company or vice versa.

* * *

If you have any questions, please feel free to contact the undersigned by telephone at 617.728.7120 or by email at thomas.friedmann@dechert.com. Thank you for your attention to this matter.

Sincerely,

/s/ Thomas Friedmann

Thomas Friedmann

cc:	Jason Scoffield, Audax Credit BDC Inc.
Daniel Weintraub, Audax Credit BDC Inc.
William Bielefeld, Dechert LLP